Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

04012371

14th January 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 14th January 2004.

"Zamzama Joint Venture Drills Successful Appraisal Well in Pakistan"

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

dlw 1/23

PREMIER OIL PLC
("Premier")

Zamzama Joint Venture Drills Successful Appraisal Well in Pakistan

Premier announces that a successful appraisal well has been drilled into a hitherto undrilled footwall fault compartment on the eastern side of the Zamzama gas field in Pakistan. BHP Billiton is the operator of the field with a 38.50% share. Other working interest owners are Government Holdings (Private) Limited with 25%, Premier and KUFPEC with effective working interests of 9.375% each through PKP Exploration Ltd, and ENI Pakistan Ltd with 17.75%.

Analysis of the well logs shows 36 metres of net gas bearing sandstone within a 61 metre gross column in the Pab Formation. The gas has been sampled and pressure data indicates that the accumulation shares a gas-water contact with the main field. On test the well flowed at 40 million cubic feet per day on a 48/64ths choke from an 8.5 metre perforated interval and has been completed as a future producer.

New contractual arrangements are being progressed in order to sell this additional gas into the Pakistan gas market.

Charles Jamieson, Chief Executive of Premier, said:

"With the field already in production these reserves can be readily commercialised."

14 January 2004

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

The current partners and interests in the Zamzama field are:

	Zamzama Field
BHP Petroleum (Pakistan) Pty Ltd (Operator)	38.50%
Government Holdings (Private) Ltd	25.00%
PKP Exploration Ltd*	18.75%
ENI Pakistan (M) Ltd	17.75%

* PKP Exploration Ltd is 100% owned by Premier-KUFPEC Pakistan B.V. Premier and KUFPEC each hold 50% of Premier-KUFPEC Pakistan B.V. Premier's effective interest in Zamzama is 9.375%.

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

12th January 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 16th December 2003.

"Joint Venture Declares Chinguetti Commercial"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

PREMIER OIL PLC
("Premier")

Joint Venture Declares Chinguetti Commercial

Premier is pleased to report that the joint venturers in the Chinguetti oil field off the coast of Mauritania in West Africa have declared the discovery commercial and will shortly submit a plan for developing the field to the Mauritanian Government for approval.

The joint venture's decision on commerciality is in line with the project schedule and is a key milestone towards the venture making a final investment decision and awarding major contracts by mid-2004. First oil is planned for late 2005-early 2006.

Through its agreement with Fusion Oil & Gas plc ("Fusion") announced on 28 May 2003, Premier will acquire Fusion Mauritania A Ltd, which owns an interest in Mauritania Production Sharing Contract A ("PSC A"), and Fusion Mauritania B Ltd, which owns an interest in Mauritania Production Sharing Contract B ("PSC B"). Completion of this agreement will take place separately for each PSC and will occur on Mauritanian government approval of a field development plan for a field in each PSC.

As announced on 17 December 2003, Fusion Mauritania A and Fusion Mauritania B have agreed to increase their interests in Mauritania PSC A and PSC B. After completion of this transaction and the transaction with Fusion, Premier's share in PSC B, which contains the Chinguetti and Tiof discoveries, will increase to 9.23%. Premier's share in PSC A, which contains the Banda discovery, will increase to 4.62%.

6 January 2004

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

As announced on 17 December 2003, Fusion Mauritania A and Fusion Mauritania B have agreed to increase their interests in Mauritania PSC A & PSC B. The current partners and interests before and after this sale are:

Company	PSC A		PSC B	
	Pre-sale %	Post-sale %	Pre-sale %	Post-sale %
Woodside Mauritania	35.0	53.85	35.0	53.85
Agip Mauritania BV	35.0	–	35.0	–
Hardman Petroleum	24.3	37.38	21.6	33.23
Fusion Mauritania A Ltd*	3.0	4.62	–	–
Fusion Mauritania B Ltd*	–	–	6.0	9.23
ROC Oil (Mauritania)	2.7	4.15	2.4	3.69

The Government of Mauritania has the right to back in to 12% equity in developments producing up to 75,000 barrels of oil per day.

*Premier will take up its share of PSC A and PSC B from Fusion Oil & Gas on completion of the transaction announced on 28 May 2003.

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

14th January 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 14th January 2004

"Premier Signs Up New Exploration Licence in the Philippines"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

PREMIER OIL PLC
("Premier")

Premier Signs Up New Exploration Licence in the Philippines

Premier is pleased to announce that it has agreed the terms of a petroleum licence agreement with the Philippines Department of Energy for a 10,800 square kilometre area in the Ragay Gulf, Luzon, Philippines. The licence agreement was signed earlier today.

Upon signing the licence Premier will assign 42.5% to PEARL Energy and 15% to Philippines National Oil Company (PNOC-EC).

Premier believes that the Ragay Gulf is highly prospective for oil with numerous leads in a variety of play types which have already been identified. The initial work commitment is for technical studies and a seismic survey. Subject to the results of this work, Premier plans to define specific drilling targets and commence exploration drilling.

Charles Jamieson, Chief Executive of Premier, said:

"The Philippines is a new country for Premier but it fits well with our strategy of finding new exploration opportunities within our core areas. We believe this area has been overlooked despite the existence of oil seeps, and recent seismic data supports its prospectivity."

14 January 2004

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, West Africa (Mauritania, Guinea Bissau and Gabon), and South and South East Asia (Pakistan, India, Indonesia and the Philippines).